Via FAX	July 16, 2005

Securities and Exchange Commission
Washington DC 20549-0305

ATTN: Michael Fay

RE:	VMH Videomoviehouse.com Inc
Form 10-KSB - June 30, 2004
Form 10-QSB - March 31, 2005
Your file # 333-70836

Dear Sir:

In response to your letter dated June 1, 2005, please accept the following:

  We will revise future filings

2,3,4   I have instructed our auditors to make all necessary revisions and report the same back to me along with the current 10K which is now being prepared. We will provide a full detailed explanation in the 10K for June 30, 2005.

  Sales returns and chargebacks were recorded on a cash basis. We did not consider them to be material. If our auditors advise that an allowance should be made as a result of their current audit, an allowance will be calculated and included in the next 10K

  If any goods shipped are returned defective, then they will be replaced at no charge. We have a similar return policy with our suppliers and all defective goods are returned to them for full credit. Therefore it was considered that no allowance was required.

  There were no shipments under the rental program prior to March 31, 2005 and therefore, no comment in the March 31, 2005 10 Q, however we anticipate that if a member no longer pays the monthly membership fee, then the retail value of the unreturned DVD's will be charged to his pre-authorized credit card account. Excessive inventory, if any, will be offered for sale on our sales web-site.

  Gross margins in the industry may vary widely for several reasons. Our purchasing staff our constantly seeking bargain and discount prices, often found on classic titles which are then sold on our web-site at a premium. Also, the shift from VHS tapes to DVD's has led to pricing adjustments necessary for some titles. We are satisfied that the figures fairly represent the situation.

Yours truly,
VMH Videomoviehouse.com Inc.

/s/ Steve Gaspar
Steve Gaspar
President